Exhibit 97

COMPENSATION CLAWBACK POLICY

Approved by G&N Committee: January 8, 2026

Approved by Board: January 13, 2026

Amended and Restated Effective October 2, 2023

The purpose of this Policy is to ensure that incentive compensation is paid based on accurate financial and operating data, and the correct calculation of performance against incentive targets. In the event of a restatement of the financial or operating results of the Bank, the Bank shall commence seeking recovery of incentive compensation that would not otherwise have been paid if the correct performance data had been used to determine the amount payable. The Compensation Committee (the “Committee”) shall have full authority to interpret and enforce this Policy.

This Policy was originally approved by the G&N Committee on March 2, 2023, and by the Board on March 21, 2023 (the “Original Policy”). The Policy was amended and restated effective October 2, 2023, to comply with Listing Rule 5608 of the corporate governance rules of The NASDAQ Stock Market (the “Listing Rule”). This Policy replaces the Original Policy, but the Original Policy shall continue to apply to any incentive compensation received prior to October 2, 2023.

Employees Covered

The Policy applies to anyone who is, or was at any time, during the “applicable period” (as defined below), one of the following officers:  (i) Chief Executive Officer; (ii) Chief Financial Officer; (iii) President; and (iv) any other officer who is designated a “Named Executive Officer,” as determined in accordance with Item 402(a)(3) or Item 402(m)(2) of Regulation S-K under the Securities Exchange Act of 1934. This Policy also applies to all members of Senior Management and all other employees who receive incentive compensation (collectively, “Covered Employees”).

Incentive Compensation

For the purposes of this Policy, “incentive compensation” shall have the meaning set forth in the Listing Rule, which includes but is not limited to, performance bonuses and incentive awards (including stock appreciation rights, restricted and unrestricted Company stock, and performance units) paid, granted, vested, or accrued under any Bank or Company plan or agreement, in the form of cash or BFC common stock that is based on financial information required to be reported under SEC regulations.

Restatement of Financial or Operating Results; Calculation of Overpayment

If the Bank is required to prepare an accounting restatement of the reported financial or operating results of the Bank due to material non-compliance with financial reporting requirements (unless due to a change in a policy or applicable law), then the Company shall recover reasonably promptly from a Covered Employee the difference between (i) any incentive compensation paid or accrued during the three fiscal years preceding the date on which the Bank is required to prepare the restatement (the “applicable period”) based on the belief that the Bank had met or exceeded performance targets that would not have been met had the data been accurate, and (ii) the incentive compensation that would have been paid, granted, or vested to the Covered Employee, had the actual payment, granting or vesting been calculated based on the accurate data or restated results, as applicable (the “Overpayment”).

Types of Recovery

If the Committee determines that recovery of the Overpayment is required under this Policy, the Bank shall have the right to demand that the Covered Employee reimburse the Bank for the Overpayment. To the extent the Covered Employee does not make reimbursement of the Overpayment, the Bank shall have the right to sue for repayment and enforce the repayment through the reduction or cancellation of outstanding and future incentive compensation. To the extent any vested shares have been sold by the Covered Employee, the Bank shall have (i) the right to demand disgorgement of any profits made from such sale, or (ii) the right to cancel any other outstanding stock-based awards with a value equivalent to the Overpayment, as determined by the Committee.

Committee Determination

Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties.

Applicability

This Policy applies to all incentive compensation granted, paid, or credited on or after October 2, 2023, except to the extent prohibited by applicable law or other legal obligation.

Other Laws

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Employee that is required pursuant to any statutory repayment requirement, any remedy available to the Bank pursuant to Section 12.6 of the 2020 Equity Plan, and any other remedies available at law.